Condensed Consolidated Interim Financial Statements

Points International Ltd.
June 30, 2017

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Points International Ltd.
Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars
(Unaudited)

As at		June 30,	December 31,
		2017	2016
ASSETS	Note
Current assets
Cash and cash equivalents		$40,512	$46,492
Short-term investments		10,033	10,033
Restricted cash		500	500
Funds receivable from payment processors		11,170	10,461
Accounts receivable		5,336	4,057
Prepaid expenses and other assets	10	2,488	1,475
Total current assets		$70,039	$73,018

Non-current assets
Property and equipment		2,097	1,750
Intangible assets		15,990	16,896
Goodwill		7,130	7,130
Deferred tax assets		1,923	1,725
Other assets		2,713	2,715
Total non-current assets		$29,853	$30,216
Total assets		$99,892	$103,234

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$5,382	$6,335
Income taxes payable		437	1,638
Payable to loyalty program partners		48,539	53,242
Current portion of other liabilities	10	890	771
Total current liabilities		$55,248	$61,986

Non-current liabilities
Deferred tax liabilities		168	211
Other liabilities		673	719
Total non-current liabilities		$841	$930

Total liabilities		$56,089	$62,916

SHAREHOLDERS’ EQUITY
Share capital		58,414	58,412
Contributed surplus		11,349	9,881
Accumulated other comprehensive income (loss)		304	(127)
Accumulated deficit		(26,264)	(27,848)
Total shareholders’ equity		$43,803	$40,318
Total liabilities and shareholders’ equity		$99,892	$103,234
Subsequent event	5
Guarantees and Commitments	8
Credit Facilities	11

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income
Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	Note	For the three months		For the six months
		ended		ended
		June 30,	June 30,	June 30,	June 30,
		2017	2016	2017	2016
REVENUE
Principal		$81,861	$80,529	$161,349	$151,270
Other partner revenue		3,836	3,288	7,189	6,061
Interest		70	47	87	93
Total Revenue	4	$85,767	$83,864	$168,625	$157,424

EXPENSES
Direct cost of principal revenue		74,374	72,704	146,156	136,069
Employment costs		6,190	6,214	12,071	12,117
Marketing and communications		640	461	1,165	787
Technology services		469	416	901	790
Depreciation and amortization		998	1,297	1,988	2,227
Foreign exchange (gain) loss		(102)	88	(108)	168
Operating expenses		2,071	1,533	4,082	2,826
Total Expenses		$84,640	$82,713	$166,255	$154,984

OPERATING INCOME BEFORE INCOME TAXES		$1,127	$1,151	$2,370	$2,440

Income tax expense		395	220	786	616
NET INCOME		$732	$931	$1,584	$1,824

OTHER COMPREHENSIVE INCOME
Items that will subsequently be reclassified to profit or loss:
Unrealized gain on foreign exchange derivative designated as cash flow hedges		378	135	528	955
Income tax effect		(101)	(36)	(141)	(253)

Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges		130	29	60	337
Income tax effect		(34)	(7)	(16)	(89)
Other comprehensive income for the period, net of income tax		$373	$121	$431	$950

TOTAL COMPREHENSIVE INCOME		$1,105	$1,052	$2,015	$2,774

EARNINGS PER SHARE
Basic earnings per share	6	$0.05	$0.06	$0.11	$0.12
Diluted earnings per share	6	$0.05	$0.06	$0.11	$0.12

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

				Attributable to equity holders of the Company
					Accumulated
Expressed in thousands of United States dollars except					other		Total
number of shares		Share Capital		Contributed	comprehensive	Accumulated	shareholders’
(Unaudited)		Number of		Surplus	income (loss)	deficit	equity
	Note	Shares	Amount

Balance at December 31, 2016		14,878,674	$58,412	$9,881	$(127)	$(27,848)	$40,318
Net lncome		-	-	-	-	1,584	1,584
Other comprehensive income, net of tax		-	-	-	431	-	431
Total comprehensive income		-	-	-	431	1,584	2,015
Effect of share option compensation plan	7	-	-	144	-	-	144
Effect of RSU compensation plan	7	-	-	1,592	-	-	1,592
Share issuances – RSUs		-	234	(234)	-	-	-
Share capital held in trust	7	-	(196)	-	-	-	(196)
Shares repurchased	5	(9,300)	(36)	(34)	-	-	(70)
Balance at June 30, 2017		14,869,374	$58,414	$11,349	$304	$(26,264)	$43,803

Balance at December 31, 2015		15,306,402	$59,293	$9,859	$(624)	$(26,333)	$42,195
Net lncome		-	-	-	-	1,824	1,824
Other comprehensive income, net of tax		-	-	-	950	-	950
Total comprehensive income		-	-	-	950	1,824	2,774
Effect of share option compensation plan	7	-	-	352	-	-	352
Effect of RSU compensation plan	7	-	-	1,006	-	-	1,006
Share issuances – share options		500	7	(2)	-	-	5
Share issuances – RSUs		-	315	(315)	-	-	-
Shares repurchased	5	(77,482)	(302)	(373)	-	-	(675)
Balance at June 30, 2016		15,229,420	$59,313	$10,527	$326	$(24,509)	$45,657

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

		For the three months		For the six months
	Note	ended		Ended

		June 30,	June 30,	June 30,	June 30,
		2017	2016	2017	2016

Cash flows from operating activities
Net income for the period		$732	$931	$1,584	$1,824
Adjustments for:
Depreciation of property and equipment		211	356	411	592
Amortization of intangible assets		787	941	1,577	1,635
Unrealized foreign exchange loss (gain)		540	(759)	709	(535)
Equity-settled share-based payment transactions	7	1,063	690	1,736	1,358
Deferred income tax expense (recovery)		(234)	(15)	(398)	(2)
Net loss on derivative contracts designated as cash flow hedges		508	164	588	1,292
Changes in non-cash balances related to operations	9	(4,127)	7,132	(9,783)	(1,094)
Net cash provided by (used in) operating activities		$(520)	$9,440	$(3,576)	$5,070

Cash flows from investing activities
Acquisition of property and equipment		(455)	(239)	(758)	(355)
Additions to intangible assets		(411)	(393)	(671)	(1,075)
Changes in restricted cash		-	500	-	500
Net cash provided by (used in) investing activities		$(866)	$(132)	$(1,429)	$(930)

Cash flows from financing activities
Proceeds from exercise of share options		-	5	-	5
Purchase of share capital held in trust	7	(196)	-	(196)	-
Shares repurchased	5	-	(405)	(70)	(675)
Net cash provided by (used in) financing activities		$(196)	$(400)	$(266)	$(670)

Effect of exchange rate fluctuations on cash held		(540)	760	(709)	537

Net increase (decrease) in cash and cash equivalents		$(2,122)	$9,668	$(5,980)	$4,007
Cash and cash equivalents at beginning of the period		$42,634	$45,703	$46,492	$51,364
Cash and cash equivalents at end of the period		$40,512	$55,371	$40,512	$55,371

Interest Received		$25	$37	$48	$74
Taxes Paid		$(732)	$(34)	$(2,505)	$(300)
Taxes Received		$114	$-	$114	$-

Amounts received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 111 Richmond Street West, 7th Floor, Toronto, Ontario, Canada, M5H 2G5. The condensed consolidated interim financial statements of the Corporation as at and for the three and six months ended June 30, 2017 comprise the financial results of the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., Points.com Inc., Points Development (US) Ltd and Points Travel Inc. The Corporation’s shares are publicly traded on the Toronto Stock Exchange (“TSX”) as PTS and on the NASDAQ Capital Market (“NASDAQ”) as PCOM.

The Corporation operates in three reportable segments (see note 3 below):

Segment	Principal Activities
Loyalty Currency Retailing	Loyalty currency retailing operations for the Corporation’s loyalty partners’ retail consumers.
Platform Partners	A portfolio of technology solutions that enables the broad distribution of loyalty currencies across loyalty partner programs and platforms.
Points Travel	White-label travel booking solution for the loyalty industry that allows retail consumers to earn and/or use their loyalty currency while making certain online travel bookings.

The Corporation’s operations can be influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2016 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

The condensed consolidated interim financial statements for the three and six months ended June 30, 2017 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The notes presented in these second quarter 2017 condensed consolidated interim financial statements include only significant changes and transactions occurring since December 31, 2016, and are not fully inclusive of all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Corporation’s annual consolidated financial statements for the year ended December 31, 2016. All amounts are expressed in thousands of United States dollars, except per share amounts, or as otherwise indicated.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 9, 2017.

3. SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated interim financial statements follow the same accounting policies and methods of application as those disclosed in the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2016, except for the following new significant accounting policy:

(a) Segmented information

During the six months ended June 30, 2017, the Corporation determined that the composition of its operating segments had changed as a result of a new internal reporting structure being implemented and other related changes. As a result, the Corporation has begun, on a retrospective basis, to disclose segmented information based on this new internal reporting structure.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

The Corporation determines its reportable segments based on, among other things, how the Corporation’s chief operating decision maker (“CODM”), the Chief Executive Officer, regularly reviews the Corporation’s operations and performance. The CODM reviews gross profit, which is defined as total revenue less direct cost of principal revenue, and segment profit (loss) represented by Adjusted EBITDA, which is defined as net income before interest expense, income taxes, depreciation, amortization, foreign exchange gains and losses, impairment charges and stock based compensation, as the key measure of profitability for the purpose of assessing performance for each operating segment and to make decisions about the allocation of resources. The Corporation follows the same accounting policies for its operating segments as those described in the notes to the consolidated financial statements. The Corporation accounts for transactions between reportable segments in the same way that it accounts for transactions with external parties and eliminates them on consolidation.

The Corporation makes significant judgments in determining its operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by the Corporation’s CODM to make decisions about resources to be allocated and to assess component performance, and for which discrete financial information is available.

(b) New standards and interpretations not yet adopted

The IASB has issued the following new standards and amendments to existing standards. These changes have not yet been adopted by the Corporation and could have an impact on future periods.

•	IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) (effective January 1, 2018);
•	IFRS 2, Share-based Payment (effective January 1, 2018);
•	IFRS 9, Financial Instruments (effective January 1, 2018);
•	IFRIC Interpretation 22, Foreign Currency Translation and Advance Consideration (effective January 1, 2018) and
•	IFRS 16, Leases (effective January 1, 2019).

These changes are described in detail in the Corporation’s 2016 audited consolidated financial statements. The Corporation continues to assess the impact of each of these standards on it’s consolidated financial statements and the Corporation is progressing with the implementation of each of these standards. As at the date of these interim financial statements, there have been no significant changes to the disclosure related to the implementation of these standards that was included in the Corporation’s 2016 financial statements. With respect to IFRS 15, the Corporation has dedicated resources working through an adoption plan to ensure compliance with the revenue standard by the required adoption date, which includes identifying differences between existing policies and IFRS 15, ensuring the data collection process is sufficient and appropriate for increased disclosure requirements, and communicating the upcoming changes with various stakeholders in advance of the application date. The Corporation is currently executing on its adoption plan and continues to assess the impact of this standard on the consolidated financial statements. The Corporation will disclose the estimated financial effects of the adoption of IFRS 15 in our 2017 annual consolidated financial statements.

(c) New standards adopted

Effective January 1, 2017, the Corporation adopted the following standard issued by the IASB. This change did not have a material impact on the consolidated financial statements.

•	Amendments to IAS 7, Statement of Cash Flows

This change is described in detail in the Corporation’s 2016 audited consolidated financial statements.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

4. OPERATING SEGMENT

The Corporation’s reportable segments are Loyalty Currency Retailing, Platform Partners, and Points Travel. These operating segments are organized around differences in products and services. Corporate costs have been allocated to each reportable segment.

The Corporation’s measure of segment profit or loss is represented by Adjusted EBITDA which is defined as net income as presented in the consolidated statement of comprehensive income but excludes interest expense, income taxes, depreciation, amortization, foreign exchange gains and losses, impairment charges and stock based compensation. Segment profit or loss results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Assets and liabilities are not provided to the CODM at the operating segment level and are therefore not allocated to the operating segments for reporting purposes.

For the three months ended June 30,	Loyalty
2017:	Currency	Platform	Points	Total
	Retailing	Partners	Travel

Total revenue	83,533	1,852	382	85,767
Direct cost of principal revenue	74,242	122	10	74,374
Gross profit	9,291	1,730	372	11,393
Adjusted operating expenses[1]	4,269	2,146	1,892	8,307
Adjusted EBITDA	5,022	(416)	(1,520)	3,086
Equity-settled share-based payment expense[1]				1,063
Income tax expense				395
Depreciation and amortization				998
Foreign exchange loss (gain)				(102)
Net income				732

For the three months ended June 30,	Loyalty
2016:	Currency	Platform	Points	Total
	Retailing	Partners	Travel

Total revenue	82,168	1,668	28	83,864
Direct cost of principal revenue	72,571	128	5	72,704
Gross profit	9,597	1,540	23	11,160
Adjusted operating expenses[1]	4,592	2,156	1,186	7,934
Adjusted EBITDA	5,005	(616)	(1,163)	3,226
Equity-settled share-based payment expense[1]				690
Income tax expense				220
Depreciation and amortization				1,297
Foreign exchange loss (gain)				88
Net income				931

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

For the six months ended June	Loyalty
30, 2017:	Currency	Platform	Points	Total
	Retailing	Partners	Travel

Total revenue	164,078	3,962	585	168,625
Direct cost of revenue	145,850	281	25	146,156
Gross profit	18,228	3,681	560	22,469
Adjusted operating expenses[1]	8,410	4,596	3,477	16,483
Adjusted EBITDA	9,818	(915)	(2,917)	5,986
Equity-settled share-based
payment expense[1]				1,736
Income tax expense				786
Depreciation and amortization				1,988
Foreign exchange loss (gain)				(108)
Net income				1,584

For the six months ended June	Loyalty
30, 2016:	Currency	Platform	Points	Total
	Retailing	Partners	Travel

Total revenue	154,232	3,123	69	157,424
Direct cost of revenue	135,792	267	10	136,069
Gross profit	18,440	2,856	59	21,355
Adjusted operating expenses[1]	8,805	4,095	2,262	15,162
Adjusted EBITDA	9,635	(1,239)	(2,203)	6,193
Equity-settled share-based
payment expense[1]				1,358
Income tax expense				616
Depreciation and amortization				2,227
Foreign exchange loss (gain)				168
Net income				1,824

1 Adjusted operating expenses comprise Employment Costs, Marketing and Communications, Technology Services and Operating Expenses, but excludes equity-settled share-based payment expense, which is included in Employment Costs in the condensed consolidated interim statement of comprehensive income.

Enterprise-wide disclosures - Geographic information

	Three months ended				Six months ended
For the period
ended June 30,	2017		2016		2017		2016
Revenue
United States	$76,133	89%	$74,017	88%	$150,127	89%	$138,207	88%
Europe	6,475	7%	7,306	9%	13,079	8%	15,133	10%
Canada and other	3,159	4%	2,541	3%	5,419	3%	4,084	2%
	$85,767	100%	$83,864	100%	$168,625	100%	$157,424	100%

Revenue earned by the Corporation is generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs with which the Corporation partners. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At June 30, 2017, substantially all of the Corporation's assets were in Canada.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Dependence on loyalty program partners

For the three month period ended June 30, 2017, there were three (2016 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, sales to the members of these three partners represented 70% (2016 – 68%) of the Corporation’s total revenue.

For the six month period ended June 30, 2017, there were three (2016 – four) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, sales to the members of these three (2016 – four) partners represented 68% (2016 – 76%) of the Corporation’s total revenue.

5. CAPITAL AND OTHER COMPONENTS OF EQUITY

Authorized with no Par Value

Unlimited common shares
Unlimited preferred shares

Issued

At June 30, 2017, all issued shares are fully paid. The holders of common shares are entitled to receive dividends, if any are declared, and are entitled to one vote per share.

Accumulated other comprehensive income

Accumulated other comprehensive income is comprised of the unrealized gains/losses on foreign exchange derivatives designated as cash flow hedges. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Normal Course Issuer Bid (“NCIB”)

On March 2, 2016, the Board of Directors of the Corporation approved a plan to repurchase the Corporation’s common shares. The TSX approved the Corporation's Notice of Intention to make a Normal Course Issuer Bid to repurchase up to 764,930 of its common shares (the "2016 Repurchase"), representing approximately 5% of its 15,298,602 common shares issued and outstanding as of February 24, 2016. The NCIB expired on March 1, 2017

The primary purpose of the 2016 Repurchase is for cancellation. Repurchases will be made from time-to-time at the Corporation’s discretion, based on ongoing assessments of the Corporation’s capital needs, the market price of its common shares, general market conditions and other factors. Repurchases may be effected through the facilities of the TSX, the NASDAQ or other alternative trading systems in the United States and Canada.

In the three months ended June 30, 2017, the Corporation did not repurchase any common shares (2016 – the Corporation repurchased an aggregate of 43,682 common shares at an aggregate purchase price of $405). In the six months ended June 30, 2017, the Corporation settled and cancelled an aggregate of 9,300 common shares which were purchased during the last three business days of 2016, at an aggregate purchase price of $70, resulting in a reduction to stated capital and contributed surplus of $36 and $34 respectively (2016 - the Corporation repurchased an aggregate of 77,482 common shares at an aggregate purchase price of $675, resulting in a reduction to stated capital and contributed surplus of $302 and $373, respectively). All of these shares were repurchased for cancellation pursuant to private agreements between the Corporation and arm'slength third party sellers. These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and are included in calculating the number of common shares that the Corporation may purchase pursuant to the NCIB.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Subsequent to June 30, 2017, the Corporation has been informed that the Toronto Stock Exchange ("TSX") has accepted its notice of intention to make a normal course issuer bid to repurchase up to 743,468 of its common shares (the "2017 Repurchase"), representing approximately 5% of its 14,869,374 common shares issued and outstanding as of July 31,2017. The Corporation has entered into an automatic share purchase plan with a broker in order to facilitate the 2017 Repurchase.

The primary purpose of the 2017 Repurchase is for cancellation. Under the automatic share purchase plan, the Corporation may repurchase shares at times when the Corporation would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods. Repurchases will be made from time to time at the brokers' discretion, based upon parameters prescribed by the Corporations’ written agreement. Repurchases may be effected through the facilities of the TSX, the NASDAQ Capital Market ("NASDAQ") or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases will be determined by the broker considering market conditions, stock prices, its cash position, and other factors.

6. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	For the three month period
	ended June 30,
Thousands of US dollars, except per share amounts	2017	2016
Net income available to common shareholders for basic and diluted earnings per share	$732	$931
Weighted average number of common shares outstanding – basic	14,869,374	15,265,394
Effect of dilutive securities – share-based payments	22,002	16,529
Weighted average number of common shares outstanding –diluted	14,891,376	15,281,923
Earnings per share - reported:
Basic	$0.05	$0.06
Diluted	$0.05	$0.06

	For the six month period
	ended June 30,
Thousands of US dollars, except per share amounts	2017	2016
Net income available to common shareholders for basic and diluted
earnings per share	$1,584	$1,824
Weighted average number of common shares outstanding – basic	14,869,425	15,282,041
Effect of dilutive securities – share-based payments	12,046	11,975
Weighted average number of common shares outstanding –diluted	14,881,471	15,294,016
Earnings per share - reported:
Basic	$0.11	$0.12
Diluted	$0.11	$0.12

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

a)    Basic earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

b)    Diluted earnings per share

Diluted earnings per share represents what the net income per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with a strike price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the year by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

For the three and six months ended June 30, 2017, 577,988 and 594,821 options that were out of the money (2016 – 660,565 for both the three and six month periods) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding during the three and six months ended June 30, 2017 and 2016, respectively.

7. SHARE-BASED PAYMENTS

As at June 30, 2017, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a period of up to three years and expire at the end of five years from the date of grant. Under the plan, share options can only be settled in equity. On May 5, 2016, the shareholders of the Corporation approved a new share option plan which increased the number of options available to grant as described in the Management Information Circular dated March 2, 2016. The new share option plan changed the number of net options authorized to grant to be determined based on 10% of the larger of the outstanding shares as at March 2, 2016 or any time thereafter. The options available to grant as at June 30, 2017 are shown in the table below:

June 30, 2017
Shares outstanding as at March 2, 2016	15,298,602
Percentage of shares outstanding	10%
Net options authorized	1,529,860
Less: options issued and outstanding	(701,373)
Options available to grant	828,487

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

The options available to grant as at June 30, 2016 are shown in the table below:

June 30, 2016
Shares outstanding as at March 2, 2016	15,298,602
Percentage of shares outstanding	10%
Net options authorized	1,529,860
Less: options issued and outstanding	(750,646)
Options available to grant	779,214

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The Corporation did not grant any share options during the three and six month periods ended June 30, 2017 (the weighted average fair value of options granted during the three and six month periods ended June 30, 2016 were $4.22 and $3.72, respectively). Expected volatility is generally determined by the amount the Corporation’s daily share price fluctuated over the expected life of the option. The fair value of options granted in the six months ended June 30, 2016 were calculated using the following range of assumptions:

For the six month period ended June 30,
2016
Dividend yield	NIL
Risk free rate	0.56% - 0.60%
Expected volatility	46.77% - 46.87%
Expected life of options in	4.20
years

A summary of the status of the Corporation’s share option plan as of June 30, 2017 and 2016, and changes during the six months ended on those dates is presented below.

		2017		2016
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(in CAD$)	Options	(in CAD$)
Balance at January 1	723,995	$15.25	760,774	$15.59
Granted	-	-	60,533	10.68
Exercised	-	-	(500)	9.17
Expired and forfeited	(22,622)	$15.06	(70,161)	13.52
Balance at June 30	701,373	$15.25	750,646	$15.39
Exercisable at June 30	548,212	$16.22	436,637	$16.17

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

As at June 30, 2017:

		Options outstanding		Options exercisable
			Weighted		Weighted
		Weighted average	average		average
		remaining	exercise	Number	exercise
Range of Exercise	Number	contractual life	price	of	price
Prices (in CAD$)	of options	(years)	(in CAD$)	options	(in CAD$)
$5.00 to $9.99	120,374	1.32	$ 9.79	94,105	$ 9.76
$10.00 to $14.99	356,559	2.81	$ 12.27	230,057	$ 12.33
$15.00 to $19.99	119,370	0.73	$ 15.98	118,980	$ 15.97
$20.00 and over	105,070	1.71	$ 30,84	105,070	$ 30.84
	701,373			548,212

As at June 30, 2016:

		Options outstanding		Options exercisable
			Weighted		Weighted
		Weighted average	average		average
		remaining	exercise	Number	exercise
Range of Exercise	Number	contractual life	price	of	price
Prices (in CAD$)	of options	(years)	(in CAD$)	options	(in CAD$)
$5.00 to $9.99	126,118	1.96	$ 9.78	86,717	$ 9.73
$10.00 to $14.99	376,089	3.75	$ 12.32	140,882	$ 12.30
$15.00 to $19.99	132,587	1. 73	$ 15.97	131,807	$ 15.95
$20.00 and over	115,852	2.71	$ 30.84	77,231	$ 30.84
	750,646			436,637

Share unit plan

On March 7, 2012, the Corporation implemented an employee share unit plan, under which employees are periodically granted Restricted Share Units (“RSUs”). The RSUs vest either over a period of up to three years or in full on the third anniversary of the grant date. A total of 262,135 and 354,873 RSUs have been granted for the three and six months ended June 30, 2017 (2016 – 23,793 and 274,516 RSUs). As at June 30, 2017, 796,024 RSUs were outstanding (2016 – 536,621 RSUs).

		Weighted Average Fair Value
	Number of RSUs	(in CAD$)
Balance at January 1, 2017	480,302	$12.17
Granted	354,873	$9.26
Vested	(12,115)	$25.87
Forfeited	(27,036)	$12.32
Balance at June 30, 2017	796,024	$10.66

		Weighted Average Fair Value
	Number of RSUs	(in CAD$)
Balance at January 1, 2016	301,841	$15.38
Granted	274,516	$10.08
Vested	(25,602)	$16.31
Forfeited	(14,134)	$15.43
Balance at June 30, 2016	536,621	$12.62

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the Share Unit Plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and purchase shares from the open market on a periodic basis through a share purchase trust. There were 20,937 share units purchased by the trust at a cost of $196 during the three and six months ended June 30, 2017 (2016 - nil). As of June 30, 2017, 92,655 of the Corporation’s common shares were held in trust for this purpose (2016 – 127,851 shares held in trust).

The Corporation accounts for the share-based awards granted under both the share option and share unit plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements per IFRS 2, Share-based Payment. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs for the three and six month periods ended June 30, 2017 is $1,063 and $1,736 (2016 - $690 and $1,358).

8. GUARANTEES AND COMMITMENTS

	Total	Year 1	(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$6,727	$1,316		$1,369	$1,177	$1,127	$1,738
Principal revenue(2)	367,502	57,185		173,742	136,575	-	-
	$374,229	$58,501		$175,111	$137,752	$1,127	$1,738

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)

For certain loyalty partners, the Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at each interim reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.

(3)	The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the principal revenue disclosure above.

9. SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended		Six months ended
For the period ended June 30,	2017	2016	2017	2016
Decrease (increase) in funds receivable from payment processors	$(6,322)	$318	$(709)	$797
Decrease (increase) in accounts receivable	448	(605)	(1,279)	(608)
Decrease (increase) in prepaid expenses and other assets	(1,057)	82	(1,013)	(1,297)
Decrease in other assets	2	14	2	44
(Decrease) increase in accounts payable and accrued liabilities	87	866	(953)	(734)
Increase (decrease) in income taxes payable	72	172	(1,201)	282
Increase (decrease) in other liabilities	(213)	(42)	73	(893)
Increase (decrease) in payable to loyalty program partners	2,856	6,327	(4,703)	1,315
	$(4,127)	$7,132	$(9,783)	$(1,094)

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

10. FINANCIAL INSTRUMENTS

Determination of fair value

The fair values of funds receivable from payment processors, accounts receivable, short-term investments, accounts payable and accrued liabilities and payable to loyalty program partners, approximate their carrying values at June 30, 2017 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate market inputs and valuation methodologies and assumptions, as disclosed below. Considerable judgment is required to develop certain of these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at June 30, 2017 and December 31, 2016 are as follows:

As at June 30, 2017	Carrying Value	Level 2
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$414	$414
	$414	$414

As at December 31, 2016	Carrying Value	Level 2
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$84	$84

Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	(258)	(258)
	$(174)	$(174)

(i)

The carrying values of the Corporation’s forward contracts are included in prepaid expenses and other assets and current portion of other liabilities in the condensed consolidated interim statements of financial position.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

There were no material financial instruments categorized in Level 1 or Level 3 as at June 30, 2017 and December 31, 2016 and there were no transfers of fair value measurement between Levels 2 and 3 of the fair value hierarchy in the respective periods.

11. CREDIT FACILITIES

On June 30, 2017, the Corporation amended its bank credit facility agreement with Royal Bank of Canada to extend the expiry date of the credit facility. The following two facilities are available to the Corporation as of June 30, 2017:

  Revolving operating facility (“Facility #1”) of $8,500 available until May 31, 2018. The interest rate charged on borrowings from Facility #1 ranges from 0.35% to 0.75% per annum over the bank base rate.

  Term loan facility (“Facility #2”) of $5,000 to be utilized solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation. This facility is available until May 31, 2018. The interest rate charged on borrowings from Facility #2 ranges from 0.40% to 0.80% per annum over the bank base rate.

There have been no borrowings to date under these facilities. The Corporation is required to comply with certain financial and non-financial covenants under the agreement. The Corporation is in compliance with all applicable covenants on its facilities during the three and six months ended June 30, 2017.

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